Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2020. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 September 2020
(£m)
Capitalisation
Equity
Shareholders’ equity	43,304
Other equity instruments	5,906
Non-controlling interests	246
Total equity	49,456

Indebtedness

Subordinated liabilities	16,110

Debt securities
Debt securities in issue	92,561
Liabilities held at fair value through profit or loss (debt securities)	7,110
Total debt securities	99,671

Total indebtedness	115,781

Total capitalisation and indebtedness	165,237

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2020, all indebtedness was unsecured except for £29.0 billion of securitisation notes and covered bonds and £1.8 billion of debt securities issued by the Group’s asset-backed conduits.

There have been no issuances or redemptions of subordinated liabilities since 30 September 2020.

There has been no material change in the information set forth in the table above since 30 September 2020.